■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

JANUARY 11, 2016

EXECUTIVE SUMMARY

Domestic equity markets fell in December. The S&P 500 Index declined -1.6 percent for the month, but rose +7.0 percent during the fourth quarter, resulting in a +1.4 percent total return for calendar 2015. International markets experienced similar returns as the year concluded, but were weaker for all of 2015. The MSCI EAFE Index declined -1.4 percent in December, rose +4.7 percent for the fourth quarter, and finished the year down -0.8 percent. Taxable bonds fell -0.3 percent and -0.6 percent for the month and quarter, respectively. For the year, they rose +0.5 percent, as measured by the Barclays Aggregate Bond Index. Tax-exempt bonds, as measured by the Barclays Municipal Bond Index, fared better, rising +0.7 percent, +1.5 percent, and +3.3 percent for the month, quarter, and year, respectively. Turning to the U.S. economy, the final (third) estimate of third quarter U.S. real GDP growth was revised down slightly to +2.0 percent from +2.1 percent. Our current growth forecasts for U.S. real GDP are +2.5 percent in 2015 and +2.4 percent in 2016. The Euro Area remains on track for modest economic expansion, and we are maintaining our forecast for real GDP growth of +1.5 percent in 2015 and +1.8 percent in 2016. Conditions in the Japanese economy give us no reason to alter our still cautious stance regarding the country's economic growth outlook. We expect China's economy to slow down further. Domestic taxable fixed income portfolios are positioned to be defensive against expected increases in short-term interest rates, while maintaining liquidity to take advantage of perceived market dislocations. In tax-exempt portfolios, we anticipate modestly shortening duration and nudging credit quality upward in the year ahead. Domestic and international equity portfolios remain positioned with high quality growth companies that are focused on the stronger developed market economies. This quarter, our spotlight topic is the energy sector.

SPOTLIGHT TOPIC- ENERGY SECTOR OUTLOOK: PRODUCER'S PAIN, REFINER'S GAIN

CURRENT CONDITIONS: U.S. CONTINUES, EUROPE MUDDLING THROUGH, AS ASIA CONTINUES TO STRUGGLE

Domestic equity markets fell in December. The S&P 500 Index declined -1.6 percent for the month, but rose +7.0 percent during the fourth quarter, resulting in a +1.4 percent total return for calendar 2015. International markets experienced similar returns as the year concluded, but were weaker for all of 2015. The MSCI EAFE Index declined -1.4 percent in December, rose +4.7 percent for the fourth quarter, and finished the year down -0.8 percent.

Fixed income markets experienced mixed results. Taxable bonds fell -0.3 percent and -0.6 percent for the month and quarter, respectively. For the year they rose +0.5 percent, as measured by the Barclays Aggregate Bond Index. Tax-exempt bonds, as measured by the Barclays Municipal Bond Index, fared better, rising +0.7 percent, +1.5 percent, and +3.3 percent for the month, quarter, and year, respectively. Exhibits **A** and **B** display detailed domestic and global performance data.

Small capitalization stocks underperformed their large capitalization brethren in the month of December, the fourth quarter, and the year. Over those same time periods, small, medium, and large capitalization growth stocks outperformed their value counterparts. All of the details are shown in Exhibit **C**.

Turning to the U.S. economy, the final (third) estimate of third quarter U.S. real GDP growth was revised down slightly to +2.0 percent from +2.1 percent. Downward revisions to the change in business inventories and net exports were partially offset by upward adjustments to nonresidential fixed investment, residential investment and government spending. Consumer spending remained at a +3 percent growth rate in the final estimate, a reasonably healthy level. However, fourth quarter consumer spending, through the first two months of the quarter, has slowed and appears on track to grow at roughly +2 percent. Exhibit **D** displays the quarterly dollar changes to real GDP by major components over recent time periods.

November real consumer spending was above average, relative to the recent past, at +0.3 percent. However, October was revised down to no change from the previous estimate of +0.1 percent growth. As mentioned above, we expect fourth quarter consumer spending to soften from third quarter levels. This may be due, in part, to the negative change to household net worth experienced by consumers as a result of the August stock market correction. On the positive side, motor vehicle sales, though down slightly in December from the heated pace of previous months, still exceeded the 17 million unit pace for the month, continuing the strong trend. Our sensitivity analysis suggests that fourth quarter real consumption expenditures will likely be in a range between +1.8 percent and +2.1 percent.

The December nonfarm payrolls report, released on January 8th, was stronger than expected as 292,000 jobs were created compared with the expectation for 200,000. While some analysts estimated the warmer than normal weather might have boosted the figures by as much as 100,000 jobs, it was still a solid report. Additionally, October and November payrolls were revised up by

a combined 50,000 jobs. During the fourth quarter of 2015, 851,000 jobs were created. This is a solid increase over the 521,000 jobs generated in the third quarter, and the strongest quarterly result since the fourth quarter of 2014. Average hourly earnings were somewhat less positive, as they declined very slightly from November, but still showed a +2.5 percent increase on a year-over-year basis. Finally, the unemployment rate was unchanged at 5.0 percent, even though the labor force participation rate ticked up to 62.6 percent.

Inflation in the U.S., as measured by the headline Consumer Price Index for all Urban Consumers (CPI), was unchanged in November and increased +0.5 percent on a year-over-year basis. Core CPI, which excludes the volatile food and energy sectors, increased +0.2 percent for the month of November and rose +2.0 percent year-over-year. Although core CPI has increased, it is now hovering around the Federal Reserve's target. Given global economic weakness, it seems unlikely that inflation will become a more significant problem over the near to intermediate term. Inflation levels over time are shown in the graph in Exhibit **E**.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased to just over 94 in December, a high watermark not seen since March 2003. The relative strength of the U.S. economy vis-à-vis the rest of the world, along with the Federal Reserve's initiation of interest rate hikes last month, will likely continue to provide strength to the dollar. Trends in the dollar over the last four years, as measured by the above-mentioned index, are shown in Exhibit **F**.

In summary, we continue to expect the U.S. economy to expand in a range between +2 and +3 percent with a central tendency of +2.5 percent. Specifically, our current growth forecasts for U.S. real GDP are +2.5 percent growth in 2015 and +2.4 percent in 2016. Exhibit **G** displays details of our key economic assumptions.

With respect to fixed income markets, Treasury yields increased during the quarter and the year, as the yield curve flattened. For the first time in over a decade, the Federal Open Market Committee (FOMC) raised the target range for the federal funds rate by +25 basis points at its December meeting. This move had been widely anticipated by the capital markets. The Federal Reserve has communicated the likelihood of further interest rate increases in 2016 as well.

Most fixed income sectors posted small positive returns for the year. Corporate bonds underperformed for the quarter and the year, driven largely by poor returns in lower quality and industrial bonds, as the energy sector continued to suffer from the effects of depressed oil prices. Treasuries underperformed for the quarter as a result of the increase in interest rates, but outperformed for the year as higher quality bonds performed better than lower quality bonds. Similarly, government agency mortgage-backed securities outperformed, as their high quality positively impacted relative returns.

We expect the economy to continue to modestly improve and the benefits of low oil prices to positively impact consumers. Shorter term interest rates will likely continue to increase, but are still at historically low and accommodative levels. As the market returns to a more rational level of valuation, we expect increased trading opportunities. We have positioned portfolios to be defensive against expected increases in short-term interest rates, while maintaining liquidity to take advantage of perceived market dislocations. We are also underweight lower quality bonds and

expect to remain so, while heightened market volatility persists. Our forecasts for U.S. Treasury interest rates are shown in Exhibit **H**.

Tax-exempt municipal bonds delivered relatively strong positive performance in 2015, ending the quarter and year with a flatter yield curve. Yields for maturities of 3 years or less increased for the quarter and year, while yields for intermediate and long-term maturities decreased modestly for the quarter, and slightly for the year. The yield differential between 1-year and 30-year AAA general obligation bonds was 232 basis points at the end of the year, a flattening of 49 basis points for the quarter and 38 basis points for the year. High grade municipals strongly outperformed U.S. Treasuries during the second half of the year. As a result, when compared to long-term average yield ratios, intermediate and long-term tax-exempts are at values close to their historical averages, while shorter-term tax-exempts now appear somewhat rich relative to Treasuries.

During the quarter and the year, nearly all investment grade tax-exempt municipal categories had positive returns. In general, longer tax-exempts outperformed shorter tax-exempts during both the quarter and the year. Lower-rated and non-rated credits tended to outperform higher-rated credits during both time periods. Revenue bonds outperformed general obligation bonds. Generally, all investment grade revenue bond sectors performed well. The industrial development bond sector had the strongest performance for the quarter and the hospital bond sector had the best performance for the year. Returns in high-yield municipal sectors were generally strong for the year. However, Puerto Rico bonds, with an aggregate return of -12 percent, were once again the weakest sector. Notably, high-yield tobacco bonds and tax-exempt closed end funds did particularly well during the year.

Fund flows were strong during the last quarter, and new issue supply just shy of $400 billion in 2015 was the fifth-highest year ever. Municipal issuance may decrease in 2016, as many issuers took advantage of low rates to refund debt in 2015. We expect the tax-exempt yield curve to continue to flatten in 2016 and credit spreads, particularly for A-rated bonds, to widen modestly. We will continue to emphasize revenue bond sectors over general obligation bonds. While absolute levels of interest rates remain at or near historic lows, our tax-exempt investment strategy continues to place a heavy emphasis on income, which we believe is the primary driver of return over a full market cycle. We anticipate modestly shortening duration and nudging credit quality upward in the year ahead. We remain positive on housing bonds and plan to continue our overweight of the sector during 2016. Housing bonds exhibited the most attractive yield characteristics amongst investment grade revenue bond sectors, as of yearend. As always, diversification remains a key tenet in our strategy to help manage credit risk. Exhibit **I** displays detailed fixed income returns.

Turning to international markets, a number of key data points indicate that the Euro Area remains on track for modest economic expansion. As such, we are maintaining our forecast for real GDP growth of +1.5 percent in 2015 and +1.8 percent in 2016 (versus +0.9 percent in 2014) as detailed in Exhibit **J**. The Euro Area Manufacturing PMI increased to a 20-month high of 53.2 in December as shown in Exhibit **K,** and backlogs of work are currently the highest since May 2011. We believe that tighter manufacturing capacity, accelerating job creation, and easing credit conditions should pave the way for improved consumer expenditures and private fixed investment in 2016. We also anticipate that the European Central Bank (ECB) will remain

highly accommodative, given the fragile nature of the recovery, ongoing deflationary forces, and mounting global growth concerns. The combination of additional quantitative easing by the ECB and higher interest rates by the US Federal Reserve should also keep a cap on the euro to the benefit of both exports and inflation.

The UK Manufacturing PMI decelerated for a second straight month to 51.9 in December; moving closer to its long-run average of 51.5 (above 50 indicates expansion) as Exhibit **K** displays. Although momentum in the manufacturing sector has slowed recently, consumer spending, which represents roughly 65 percent of GDP remains buoyed by rising real incomes, elevated consumer confidence, and a favorable credit environment. Therefore, we continue to project that UK real GDP will grow +2.4 percent in 2016 versus an estimated +2.6 percent in 2015 as shown in Exhibit **J**. We also believe that the lack of meaningful inflationary pressures and heightened global risks could delay an interest rate increase by the Bank of England to early 2017. This compares to the current consensus expectation of a mid-2016 rate hike.

The Japanese economy continues to stumble forward and developments over the past few months give us no reason to alter our still-cautious stance regarding the country's economic growth outlook. Overseas demand remains limited, which continues to weigh on export growth and industrial production despite a still-weakened yen. Relatedly, domestic capital spending remains restrained as shown in Exhibit **L**. Internally, consumer spending remains weak amid limited wage growth and stagnant consumer confidence. Though unemployment remains near multi-year lows, this is more a function of a shrinking workforce than genuine demand for labor. Weak demand, both internally and externally, continues to hold back inflation, which remains well below the Bank of Japan's +2 percent target. Overall, Japan's growth remains subdued and we look for +0.7 percent GDP growth in 2015, in real terms, and similar low growth in 2016 as detailed in Exhibit **J**.

China continues its structural transition to a more consumer-driven economy. While in the long term we believe there is a good chance that China could succeed in its transition, over the next couple of years we expect China's economy to slow down further, though with wide divergence among different sectors. To facilitate structural reforms, both monetary and fiscal policy are likely to continue to be stimulative. However, given the significant debt buildup since the global financial crisis and overcapacity problems, large scale stimulus is largely off the table. The policy objective is growth stability rather than boosting growth. We believe the odds of an economic hard landing are slim, but we expect the economy to experience fits and starts in the coming months and quarters. Some risks in 2016 include a weaker than expected renminbi and credit defaults.

Australia's economy is showing signs of strength, but growth is still tepid. Third quarter 2015 GDP increased a better-than-expected +2.5 percent year-over-year, on a rebound in mining exports, after a weather-related contraction in exports in the previous quarter. The strength in the Australian economy has also been driven by the housing market, as housing credit rose +7.5 percent year-over-year in October. However, strong credit growth may be creating a housing market bubble, which is the reason the Australian Prudential Regulation Authority required banks to raise their capital ratios. Australian GDP is expected to increase +2.4 percent this year, as higher budget deficit concerns and a drop in the value of commodity exports curtail growth. In

addition, retail sales growth has been weak, up only +0.2 percent month-over-month in November. The Reserve Bank of Australia has kept the cash rate at 2.0 percent since May 2015, and has acknowledged more concern over global developments and the domestic outlook.

Brazil's economy is weaker than expected, as third quarter GDP fell -4.5 percent year over year, driven by a decline in domestic demand from contractions in investments and private consumption. It was the biggest contraction since 1996. Brazil's economy is experiencing stagflation. It is estimated to contract -3.5 percent in 2015 and decline a further -2.5 percent in 2016. Inflation is still elevated, up +10.5 percent year over year in November, above the upper-end target of +6.5 percent. In addition, industrial production growth has been negative for 20 straight months, with October down -11.2 percent year over year.

Brazil faces an escalating primary fiscal deficit (0.9 percent of GDP in November), stalled fiscal reforms, a high unemployment rate of 7.9 percent in October (six-year high), tight credit, and plummeting consumer and business confidence. Politics has become a bigger risk, with the speaker of the Lower House of Congress, Eduardo Cunha opening impeachment procedures against President Dilma Rousseff. In addition, the Minister of Finance Joaquim Levy was replaced by Planning Minister Nelson Barbosa, a leftist economist. Barbosa is likely to pursue a less ambitious fiscal policy, casting doubts that Brazil's fiscal debt problems will be resolved soon. Brazil's central bank left short-term interest rates at 14.25 percent during the fourth quarter 2015 and, given high inflation, it is unlikely interest rates will be lowered.

SPOTLIGHT: ENERGY SECTOR OUTLOOK- PRODUCER'S PAIN, REFINER'S GAIN

Oil Price Outlook: Saudi Arabia and the U.S. Dollar In Control

Recent oil prices have declined to their lowest levels in over a decade. As shown in Exhibit **M**, the $33.16 per barrel January 8 closing price of West Texas Intermediate (WTI) crude oil was the lowest since February 2004; for full year 2015 WTI averaged $48.80, the lowest since 2004's $41.50. The low oil prices stem from the November 2014 decision by Saudi Arabia, heretofore the world's swing producer in balancing supply and demand, to pursue a strategy of lowering prices to boost global economic and oil demand growth and to reclaim market share ceded in the prior 4-5 years to non-OPEC suppliers (primarily U.S. shale and Canadian Oil Sands producers). The strong U.S. dollar also contributed to the price rout.

The current oil price environment contrasts with our spring 2015 expectations of a "square root" type recovery: a gradual strengthening of oil prices during 2015 in response to an improved supply/demand balance, and then in 2016 equilibrating at ~$70, a WTI price level that we thought would sufficiently incent U.S. producers to drill wells to maintain or modestly increase U.S. oil output, yet keep in check the production growth levels of 2012-14. So what happened? Several factors: U.S. production proved slow to decline; the dollar remained strong; Iraq's oil output rose to surprisingly high levels; and the Obama Administration struck a nuclear deal with Iran that will likely bring a significant quantity of Iranian barrels to market this year. The latter factor only strengthened the Saudi resolve to pursue a low-price, market-share recapture strategy.

Exhibit **N** shows the historic and forecast global oil and supply demand balance, per the International Energy Agency (IEA). The global oversupply reached 2 million barrels per day (mbpd) in the second quarter of 2015, but has since declined. For 2016, the IEA projects an oversupply of +0.7 to +0.9 mbpd during the first half of the year and then +0.2 to +0.3 mbpd over the latter half of the year; that versus expected global demand of 95.8 mbpd. Thus oil inventories will continue to build during the year, but supply and demand trends -- a decline in non-OPEC production of -0.6 mbpd in 2016 and a +1.2 mbpd increase in 2016 global demand growth -- augur a balanced market in 2017.

The Bloomberg consensus WTI oil price forecast reflects the IEA's supply/demand outlook: $50 per barrel for full year 2016, with a quarterly progression of $44, $46, $51, and $57. In contrast, the full year 2016 futures strip price stands at just $37.50. We currently view the consensus as too optimistic, given Saudi Arabia's unyielding position on market share recapture, the likely entry of Iran barrels to the global market after sanctions are lifted, and the probability that the strength of the U.S. dollar will persist well into 2016, if not longer. All factors considered, we guesstimate that oil prices during 2016 will range from the mid-$30s to high-$40s, with the higher end of the range more likely later in 2016. This assumes, at least directionally, that supply more closely aligns with demand as projected by the IEA. Prices in the low-$30s or high-$20s during the first quarter could materialize as Atlantic Basin refineries shut down for major maintenance.

Saudi Arabia

OPEC's December confab produced no change to its production policy, which effectively allows each member to produce at any level it wishes. Quoted in a December 30 Wall Street Journal article, Saudi oil minister Ali al-Naimi left no doubt that Saudi Arabia will continue to produce at or close to its current, nearly record-high level of 10.2 mbpd: "It is a reliable policy and we won't change it. We will satisfy the demand of our customers. We no longer limit production. If there is demand, we will respond. We have the capacity to respond to demand." Underscoring al-Naimi's comments and Saudi Arabia's unyielding position, on January 5th the Kingdom further increased the price discounts for its oil to European customers. Exhibit **O** shows how Saudi Arabia, since early 2015, has more aggressively priced its crudes in its bid to recapture market share.

Saudi Arabia's original intentions for its November 2014 policy focused on stimulating oil demand growth and prompting a negative North American production response, but its policy now focuses on Middle East rival Iran. When economic sanctions are lifted on Iran, that country's oil officials have said they intend to increase their exports by +0.5 to +1.0 mbpd. (Some industry analysts doubt that Iran has sufficient capacity to lift output that much. The IEA assumes that Iran increases production by +0.6 mbpd by June.) Saudi Arabia clearly aimed the most recent increase in its oil price discounts at Iran, hoping to blunt Iran's financial benefits from increased exports and to make the economics of new well drilling less favorable for them.

Although the low oil prices negatively affect Saudi Arabia's fiscal position, the Kingdom's massive financial reserves can likely sustain several years of low oil prices of $50 or less. Exhibit **P** shows their financial reserves. Reserves built in 2014 to nearly $750 billion and totaled $740 billion at the end of November 2014, when Saudi Arabia decided to pursue its current oil pricing strategy. From January 2015 through October 2015, reserves declined about $100 billion, or ~$10 billion per month.

Presumably, the pace of decline will accelerate at oil prices of $40 a barrel or less. But, even at a $15 billion per month decrease, Saudi Arabia has sufficient reserves to maintain a positive balance for ~3½ years. Conclusion: Saudi Arabia likely can endure "lower for longer" oil prices for a longer spell than any other oil producer in the world (ExxonMobil may be the exception). Their bounteous financial reserves, in our view, cast doubt on a significant 2016 oil price recovery.

The Strong Dollar

Exhibit **Q** shows the strong inverse relationship between crude oil prices and the value of the U.S. dollar. It thus seems that an oil price recovery requires a weaker dollar. However, it appears likely that the U.S. Federal Reserve will pursue additional interest rate hikes in 2016, while the world's other major central banks will continue to follow looser monetary policies. This suggests that the dollar will remain strong through at least the first half of 2016, which will serve as a headwind for higher oil prices.

Refiners Benefit From Strong Demand

As stated above, the Saudis aimed to increase global oil demand by pursuing a lower-price strategy. They succeeded. The left graph of Exhibit **R** shows that the IEA projects that 2015 global demand increased by +1.8 mbpd, the largest annual increase since 2010 and the second largest increase over the past decade. The right graph of Exhibit **R** shows the US annual demand change, with last year's estimated increase of +0.4 mbpd among the largest of the past decade. Importantly, the lower oil and petroleum product prices appear to have reversed a secular decline in U.S. demand (declining demand six of seven years during 2006-12).

The strong demand has benefited U.S. refiners. Exhibit **S** shows the benchmark refining margin for Gulf Coast refiners, which account for around half of U.S. refining capacity. The benchmark margin rose in 2014 and 2015 as oil prices declined; the 2015 margin reached a record high.

Prospectively, enduring low oil and petroleum product prices should translate into continuing high refining margins. In addition, as shown in Exhibit **T**, during 2014-17 the increase in global petroleum products demand will exceed the incremental refining capacity. Historically, such a supply and demand environment has supported high refining margins.

Investment Implications

Across most of our portfolios, we have underweighted energy given the low oil and natural gas prices, and hence, the bleak 2016 profit outlook for the integrated oils, exploration and production companies, and the oilfield services and products suppliers. However, relative to benchmark weights we are overweight the refiners as a reflection of their positive fundamentals, as discussed above.

GLOBAL EQUITY INVESTMENT STRATEGY: CHALLENGING EARNINGS GROWTH ENVIRONMENT IN THE U.S., BUT A MORE PROMISING OUTLOOK IN EUROPE

Despite soft performance in domestic equity markets during the month of December, fourth quarter performance was strong and helped ensure positive returns for the year. The U.S. economy continues to grow at what appears to be the new normal rate of growth between +2 and +3 percent. Economic data continues to

be mixed, but employment growth was strong in the fourth quarter and gave the Federal Open Market Committee enough reason to initiate the first interest rate hike in almost 10 years.

Despite this first increase in the federal funds rate, we expect the pace of subsequent hikes to be slow and measured. We expect economic growth to be largely the same in 2016 as 2014 and 2015. As has been the case for the last several years, the rest of the world will contribute very little to global economic growth. U.S. companies will continue to face the challenges created by a strong dollar: namely, weaker exports and weaker profits from unfavorable income translation.

As a result of these and other factors, we expect earnings growth to be challenging this year. The S&P 500 earnings growth will likely be close to flat compared with 2015 and possibly slightly negative. This should create an environment that favors careful stock picking, and portfolios that contain high quality growth companies with proven track records that are better able to withstand a challenging earnings environment.

As shown in Exhibit **U**, valuations remain fair with a current price-earnings multiple slightly over 16 times forward earnings. Given the outlook for controlled inflation, this valuation level appears reasonable. That said, given the challenging outlook, we would not be surprised if the market multiple undergoes some amount of contraction this year.

Sit Investment Associates' client equity portfolios continue to be positioned with diverse holdings of high quality growth companies. In addition, companies with more exposure to the developed markets of the U.S. and Europe have been given more emphasis in portfolios. Earnings growth forecasts and valuations for domestic equity portfolios and comparisons to their benchmarks are shown in Exhibit **V**.

We continue to overweight Europe in both the EAFE and Global Dividend portfolios relative to the respective benchmarks. Yet, we adopted a slightly less cyclical stance over the course of the fourth quarter and increased positions in select growth stocks as buying opportunities presented themselves. Positions in Schneider Electric, ENGIE, Eurofins Scientific, Siemens, Rational, and DS Smith were either trimmed or sold. Over the same period, we increased positions in several growth companies with strong fundamentals including: Safran, GEA Group, Adecco, Iberdrola, Ashtead, ASOS, Babcock International, and Just Eat.

Euro Area stocks continue to trade at a discount to their US counterparts on a number of valuation metrics. In addition, corporate earnings are poised for upward revisions as a result of improving demand, operating leverage, favorable input costs, deployment of excess cash for acquisitions and share repurchases. Client portfolios continue to emphasize high quality, cash generative companies that are Europe-centric, beneficiaries of the weaker euro, possess secular or niche growth drivers, and/or address markets where there is pent-up demand.

We remain mindful of the various economic risks, both domestic and abroad, and are closely monitoring the potential for a widespread credit crisis in emerging markets (and possible spillover effects). The economic recovery in Europe is also at risk of being derailed by political events. The EU Referendum, which could be held as early as this summer, poses a number of challenges/uncertainties for the entire region. Although we

anticipate that the UK will ultimately choose to remain in the European Union, financial markets will likely be jittery ahead of the vote. In addition, Spain's ruling political party's (Partido Popular) failure to win a majority of votes in the recent general election reflects ongoing economic/political tensions in the country, and raises the prospect of uneasy alliances to form a coalition government.

We remain significantly underweight Japanese equities across our international strategies. Our concern continues to stem from the difficult backdrop for growth, given the dual structural challenges of a rapidly-aging population and significantly elevated sovereign debt levels. While Prime Minister Abe introduced a sensible three-pronged growth strategy nearly three years ago, we have yet to see meaningful progress in bringing Japan to a sustainable growth path as the economy has been in a state of contraction for over one-third of the time since. Recent efforts to rekindle the growth strategy, including a new set of reform "arrows" and a ¥3.3 trillion fiscal stimulus package, leave us unconvinced as the key areas in need of reform, the rigid labor market and immigration, remain largely untouched. With no clear path to sustainable growth for the economy and only middling equity valuations, we remain underweight Japanese equities.

Our exposure in Japan remains limited to companies either serving defensive, consumption-driven markets domestically or generating a majority of sales in select overseas markets. As we continue to expect an uneven growth environment domestically, companies serving defensive spending areas, such as consumer staples and healthcare, should perform reasonably well. Elsewhere, we seek companies with meaningful exposure to select overseas markets, where growth is relatively more attractive such as the U.S. or Europe. In all cases, we continue to emphasize high quality holdings with strong balance sheets and sustainable competitive advantages rooted in proprietary technologies or dominant market positions.

Global emerging market funds had record aggregate outflows in 2015, registering -$72.6 billion (8.2 percent of assets under management (AUM)), greater than the previous peak annual outflow of -$39 billion (6.8 percent of AUM) in 2008. It was the third straight year of outflows. The outlook for a reversion to inflows isn't likely soon, given slower economic growth in emerging markets and stronger and more stable economic growth in developed markets. Investors have become risk averse towards emerging markets especially after the U.S. Federal Reserve raised interest rates last month. Growth among the economies of Asia ex-Japan is being led by the Indian economy with projected GDP growth of +7.4 percent in 2016, which outpaces China's +6.5 percent growth rate. However, the quicker pace of growth in India, the 7th largest economy, cannot compensate for China's slower growth, as it is the world's 2nd largest economy.

2015 turned out to be a roller-coaster year for Chinese equities, as measured by the MSCI China. The equity market was initially driven by monetary easing, later shocked by the A-share crash, then experienced unexpected RMB devaluation in August, and was further pressured by the expectation of the U.S. Federal Reserve rate hike. The MSCI China Index first rose +29 percent, and then fell -34 percent before stabilizing in the fourth quarter. In 2016, with continued slowing growth as a macroeconomic backdrop, we see limited room for a sustainable re-rating of the index, unless reform surprises are made on the positive side which address the structural problems. The Federal Reserve rate hike cycle, reform progress and the A-share market are all factors

that could influence market performance. Another new risk factor is the RMB, with the consensus looking for it to moderately weaken against the U.S. dollar to RMB6.64/U.S. dollar by the end of 2016. However, recent depreciation against the U.S. dollar has been larger than expected causing investor concerns over capital outflows.

Under the "new normal" macro environment in China, we are maintaining a defensive investment strategy and building positions around 'New China' sectors. While the old economy sectors are attractive on valuation, unless the structural problems get solved (less likely in the near term), there probably will only be trading opportunities, and thus we continue to underweight these sectors. We are overweight consumer sectors, especially in the mass market consumption area. Portfolio holdings generally have healthy balance sheets, are beneficiaries of reforms, or have exposure to developed markets.

We are underweight Australia because of lukewarm economic growth, concerns over a housing market bubble, and the unwinding of the natural resources boom. Australia continues to shift from a resources-driven to a consumer economy. In the meantime, the lack of commodity export growth will negatively affect income and investment. China's demand for raw materials is lower, which won't help Australia's economy. We expect the Reserve Bank of Australia to cut interest rates in an effort to promote growth.

In Latin America, we are underweight Mexico because of unattractive valuations. We are maintaining a very defensive investment strategy in Brazil because of the dismal economic outlook.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge
North America	+
Euroland	+/o
United Kingdom	o
Rest of Europe	o
Greater China	o
Japan	-/o
Rest of Asia	o
Latin America	-
Africa/Middle East	o

Exhibit A

■ Sit Investment Associates ■

U.S. Securities Markets

	12/31/15	11/30/15	9/30/15	6/30/15	12/31/14	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	17425.03	17719.92	16284.70	17619.51	17823.07	-1.5%	7.7%	0.2%	0.2%
S&P 500	2043.94	2080.41	1920.03	2063.11	2058.90	-1.6	7.0	0.2	1.4
NASDAQ OTC Composite	5007.41	5108.67	4620.17	4986.87	4736.05	-2.0	8.4	0.4	5.7
Russell 1000	1131.89	1154.66	1068.46	1152.64	1144.37	-1.8	6.5	-0.8	0.9
Russell 2000	1135.89	1198.11	1100.69	1253.95	1204.70	-5.0	3.6	-8.8	-4.4
FIXED INCOME									
BARCLAYS AGGREGATE	1925.40	1931.64	1936.43	1912.89	1914.87	-0.3	-0.6	0.7	0.5
BARCLAYS MUNI	1104.43	1096.72	1088.05	1070.36	1069.13	0.7	1.5	3.2	3.3
U.S. TREASURY									
2-Year Notes	1.05	0.93	0.63	0.65	0.67	+12 b.p.	+42 b.p.	+40 b.p.	+38 b.p.
5-Year Notes	1.76	1.65	1.36	1.65	1.65	+11	+40	+11	+11
10-Year Notes	2.27	2.21	2.04	2.35	2.17	+6	+23	-8	+10
30-Year Bonds	3.02	2.97	2.85	3.12	2.75	+5	+17	-10	+27
A INDUSTRIAL									
Intermediate Maturity	3.25	3.01	2.90	2.78	2.62	+24	+35	+47	+63
Long Maturity	5.23	5.09	5.09	5.02	4.52	+14	+14	+21	+71
MORTGAGES									
Current Coupon GNMA (3.00%)	2.88	2.80	2.69	2.92	2.70	+8	+19	-4	+18
MUNICIPALS									
Bond Buyer 40-Bond Index	4.21	4.28	4.38	4.47	4.27	-7	-17	-26	-6
SHORT TERM									
Fed Funds	0.33	0.11	0.12	0.12	0.12	+22	+21	+21	+21
Primary Discount Rate *	1.00	0.75	0.75	0.75	0.75	+25	+25	+25	+25
Prime Rate	3.50	3.25	3.25	3.25	3.25	+25	+25	+25	+25
13-weekTreas. Bills-Disc.	0.16	0.22	-0.01	0.01	0.04	-6	+17	+15	+12

* Primary Credit Discount Rate; effective 1/9/03.

Exhibit B

■ Sit Investment Associates ■

Global Market Performance

As of 12/31/15	MTD Market % Chg US$	QTD Market % Chg US$	YTD Market % Chg US$
MSCI World	(1.8)	5.5	(0.9)
MSCI EAFE	(1.3)	4.7	(0.8)

NORTH AMERICA	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Dow Jones Industrial Avg	(1.7)	(1.7)		7.0	7.0		(2.2)	(2.2)	
S&P 500	(1.6)	(1.6)		6.9	6.9		0.7	0.7	
NASDAQ	(2.0)	(2.0)		8.4	8.4		5.7	5.7	
Canada (TSE)	(7.1)	(3.1)	(4.1)	(4.8)	(1.4)	(3.5)	(23.6)	(8.3)	(16.6)

EUROPE	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Austria (ATX)	(0.9)	(3.7)	2.9	4.6	7.5	(2.7)	(0.4)	11.0	(10.2)
Belgium (BEL 20)	1.3	(1.5)	2.9	8.3	11.3	(2.7)	3.8	15.7	(10.2)
Finland (OMXH)	0.3	(2.5)	2.9	8.9	11.9	(2.7)	(0.5)	10.8	(10.2)
France (CAC 40)	(3.6)	(6.3)	2.9	1.6	4.4	(2.7)	(0.4)	10.9	(10.2)
Germany (DAX)	(2.9)	(5.6)	2.9	8.2	11.2	(2.7)	(1.6)	9.6	(10.2)
Greece (ATHEX)	2.3	(0.5)	2.9	(6.1)	(3.5)	(2.7)	(31.4)	(23.6)	(10.2)
Ireland (ISEQ)	2.2	(0.7)	2.9	7.2	10.1	(2.7)	16.7	30.0	(10.2)
Italy (S&P/MIB)	(3.0)	(5.7)	2.9	(1.9)	0.8	(2.7)	3.9	15.8	(10.2)
Netherlands (AEX)	(3.2)	(5.9)	2.9	2.5	5.3	(2.7)	(4.0)	7.0	(10.2)
Portugal (PSI)	2.9	0.0	2.9	3.2	6.0	(2.7)	2.1	13.7	(10.2)
Spain (IBEX 35)	(5.3)	(7.9)	2.9	(2.0)	0.7	(2.7)	(14.1)	(4.3)	(10.2)
Denmark (OMXC 20)	2.7	(0.1)	2.8	7.0	10.0	(2.7)	22.0	36.2	(10.4)
Norway (OSE)	(5.9)	(4.1)	(1.9)	0.3	4.1	(3.6)	(12.8)	2.9	(15.3)
Sweden (OMXS A-S)	(0.8)	(4.1)	3.4	5.6	6.2	(0.5)	(1.0)	6.6	(7.1)
Switzerland (SMI)	0.7	(1.9)	2.7	1.1	3.6	(2.4)	(2.6)	(1.8)	(0.7)
United Kingdom (FTSE)	(3.2)	(1.7)	(2.1)	1.7	3.7	(2.7)	(6.2)	(1.3)	(5.5)
Czech Rep (PX)	1.0	(1.9)	2.9	(3.6)	(1.5)	(2.1)	(7.0)	1.0	(7.9)
Poland (WIG)	(0.7)	(3.0)	2.4	(10.2)	(6.7)	(3.7)	(18.7)	(9.6)	(10.1)
Turkey (ISE100)	(5.1)	(4.7)	(0.4)	0.3	(3.3)	3.7	(33.0)	(16.3)	(19.9)
Russia (RTS)	(10.6)	(10.6)	(9.6)	(4.1)	(4.1)	(10.2)	(4.3)	(4.3)	(17.8)

	MTD Market % Chg US$	QTD Market % Chg US$	YTD Market % Chg US$
MSCI AC Asia Pacific	0.3	6.9	(2.0)
MSCI Emerging Markets	(2.2)	0.7	(14.9)

ASIA PACIFIC REGION	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Australia (ASX)	2.8	2.4	0.4	9.5	5.7	3.6	(11.8)	(0.8)	(11.1)
Hong Kong (HSI)	(0.3)	(0.4)	0.0	5.1	5.1	(0.0)	(7.1)	(7.2)	0.1
Japan (NIK 225)	(1.1)	(3.5)	2.5	9.1	9.6	(0.4)	10.2	10.6	(0.3)
New Zealand (NZX 50)	7.9	3.8	3.9	21.1	13.1	7.0	(0.5)	13.6	(12.4)
Singapore (STI)	1.2	1.3	(0.7)	4.6	3.9	0.2	(17.0)	(11.2)	(6.6)
China (SHGH A)	1.2	2.7	(1.5)	13.4	15.9	(2.1)	4.4	9.3	(4.5)
India (BSE 100)	0.9	0.2	0.8	(0.5)	0.2	(0.8)	(7.7)	(3.2)	(4.6)
Indonesia (JSX)	3.7	3.3	0.4	15.6	8.7	6.3	(21.1)	(12.1)	(10.2)
Korea (KOSPI)	(2.8)	(1.5)	(1.2)	1.0	(0.1)	1.1	(4.0)	2.4	(6.3)
Malaysia (KLSE)	0.5	1.2	(0.7)	6.9	4.4	2.4	(21.7)	(3.9)	(18.6)
Philippines (PSE)	0.5	0.4	0.2	0.2	0.8	(0.7)	(8.6)	(3.9)	(4.9)
Taiwan (TAIEX)	(0.4)	0.2	(0.6)	2.2	1.9	0.2	(13.8)	(10.4)	(3.8)
Thailand (SET)	(5.7)	(5.3)	(0.4)	(3.7)	(4.5)	0.9	(21.4)	(14.0)	(8.6)

LATIN AMERICA	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Argentina (MERVAL)	(32.7)	(10.0)	(25.2)	(13.4)	19.0	(27.2)	(11.0)	36.1	(34.6)
Brazil (IBOV)	(4.8)	(3.9)	(0.9)	(3.2)	(3.8)	0.6	(41.8)	(13.3)	(32.8)
Chile (IPSA)	1.0	0.7	0.3	(1.0)	0.5	(1.5)	(17.6)	(3.8)	(14.4)
Mexico (IPC)	(4.8)	(1.0)	(3.9)	(1.1)	0.8	(1.9)	(15.0)	(0.4)	(14.7)
Peru (BVL)	(4.7)	(3.7)	(1.1)	(7.3)	(1.8)	(5.6)	(41.9)	(33.4)	(12.7)

AFRICA/MIDDLE EAST	MTD Market % Chg US$	MTD Market % Chg Local	MTD Currency % Chg	QTD Market % Chg US$	QTD Market % Chg Local	QTD Currency % Chg	YTD Market % Chg US$	YTD Market % Chg Local	YTD Currency % Chg
Israel (TA-100)	(0.2)	0.3	(0.6)	5.4	4.5	0.9	6.8	6.8	0.0
Morocco (MADEX)	(0.7)	(2.2)	1.6	(4.3)	(2.6)	(1.8)	(15.5)	(7.5)	(8.6)
Pakistan (KSE 100)	2.5	1.7	0.7	1.4	1.6	(0.2)	(2.0)	2.1	(4.0)
South Africa (FTSE-JSE)	(8.5)	(1.7)	(6.9)	(9.3)	1.7	(10.8)	(21.5)	5.1	(25.3)

Source: FactSet Research Systems and Sit Investment Associates, Inc., December 31, 2015

G:\Support\Exhibits\E-12/15

Exhibit C

■ Sit Investment Associates ■

Domestic Market Performance

TOTAL RETURNS TO 12/31/15

	1 Mo.	3 Mos.	6 Mos.	12 Mos.		1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP					**LARGE CAP**				
Dow Jones Industrial Avg	(1.5) %	7.7 %	0.2 %	0.2 %	Russell 1000 Growth	(1.5) %	7.3 %	1.6 %	5.7 %
S&P 500	(1.6)	7.0	0.2	1.4	Russell 1000 Value	(2.2)	5.6	(3.2)	(3.8)
Russell 1000 Index	(1.8)	6.5	(0.8)	0.9					
SMALL/MEDIUM CAP					**MID CAP**				
NASDAQ OTC Comp.*	(2.0)	8.4	0.4	5.7	Russell Midcap Growt	(2.3)	4.1	(4.2)	(0.2)
S&P MidCap Index	(4.2)	2.6	(6.1)	(2.2)	Russell Midcap Value	(3.1)	3.1	(5.2)	(4.8)
Russell 2000 Index	(5.0)	3.6	(8.8)	(4.4)					
FIXED INCOME					**SMALL CAP**				
Barclays Agg. Bond Index	(0.3)	(0.6)	0.7	0.5	Russell 2000 Growth	(4.8)	4.3	(9.3)	(1.4)
Barclays Muni Bond Index	0.7	1.5	3.2	3.3	Russell 2000 Value	(5.3)	2.9	(8.2)	(7.5)

*Price Only

Source: Factset Research Systems and Sit Investment Associates, Inc., December 31, 2015

Exhibit D

■ Sit Investment Associates ■

Quarterly Dollar Changes in Real GDP

Dollars (Bill) of Real GDP Change	1Q13 Rev.	2Q13 Rev.	3Q13 Rev.	4Q13 Rev.	1Q14 Rev.	2Q14 Final	3Q14 Final	4Q14 Final	1Q15 Final	2Q15 Final	3Q15 Adv.	3Q15 Pre.	3Q15 Final
Personal Consumption Exp.	$65.0	$36.1	$44.6	$91.5	$34.3	$101.6	$92.3	$114.7	$48.0	$97.7	$89.7	$83.8	$83.5
Nonresid. Fixed Invs.	19.3	5.0	17.4	42.4	41.4	22.9	46.5	3.7	8.6	22.1	11.4	13.1	14.2
Residential Invs.	10.1	10.4	5.7	-10.1	-3.3	11.8	4.1	11.7	12.2	11.6	7.8	9.3	10.4
Inventory Change	9.7	14.4	54.0	-6.4	-50.3	40.2	2.8	-1.7	34.6	0.7	-56.8	-23.3	-28.0
Net Exports	0.1	-8.3	5.9	46.8	-52.5	-9.3	14.2	-34.5	-77.5	6.6	-1.6	-9.6	-11.5
Government	-33.5	-14.7	-16.0	-19.6	-0.1	8.1	12.7	-10.2	-0.5	18.3	12.2	11.8	12.8
Residual	2.2	0.1	2.6	2.5	-6.1	1.3	-5.3	-1.1	0.5	-0.8	-2.1	-0.9	-1.0
Total	$72.9	$43.0	$114.2	$147.1	-$36.6	$176.6	$167.3	$82.6	$25.9	$156.2	$60.6	$84.2	$80.4
% Change in Real GDP (ann.)	1.9%	1.1%	3.0%	3.8%	-0.9%	4.6%	4.3%	2.1%	0.6%	3.9%	1.5%	2.1%	2.0%
% Change in Real Final Sales (ann.)	1.6%	0.7%	1.5%	4.0%	0.4%	3.5%	4.3%	2.1%	-0.2%	3.9%	3.0%	2.7%	2.7%
% Change in GDP Deflator (ann.)	1.6%	1.0%	1.9%	1.7%	1.6%	2.2%	1.6%	0.1%	0.1%	2.1%	1.2%	1.3%	1.3%

Source: Bureau of Economic Analysis, U.S. Department of Commerce, December 22, 2015

G:\Support\Exhibits\E-12/15

Exhibit E

■ Sit Investment Associates ■

Broad-Based U.S. Inflation Measures Remain Controlled


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +2.0%
All: +0.5%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +0.5%
All: -1.1%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15

Source: Bureau of Labor Statistics and Bloomberg, December 11 & 15, 2015

G:\Support\Exhibits\E-12/15

Exhibit F

■ Sit Investment Associates ■

U.S. Dollar Exchange Rate Trends Versus Major Currencies

	2012			2013			2014			2015		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.36	0.6%	12.9%	73.63	0.4%	-4.2%	77.11	4.7%	-0.3%	87.38	13.3%	31.0
February	72.30	0.5%	9.7%	74.65	3.2	1.0	76.96	3.1	1.7	89.14	15.8	32.1
March	72.98	3.1%	5.2%	76.29	4.5	10.4	76.63	0.4	1.6	91.67	19.6	32.6
April	72.85	4.8%	3.6%	76.26	4.7	9.8	76.38	0.2	3.5	90.87	19.0	26.4
May	73.95	6.3%	4.8%	76.96	4.1	9.2	76.24	-0.9	0.5	89.20	17.0	16.1
June	75.05	8.0%	5.0%	76.24	1.6	8.6	76.46	0.3	0.6	89.72	17.3%	13.5
July	75.24	9.0%	5.2	77.22	2.6	10.0	76.33	-1.2	-2.0	91.65	20.1%	10.0
August	74.27	7.6%	5.5	76.32	2.8	4.5	77.55	1.6	1.5	91.90	18.5%	6.3
September	72.61	2.1%	-1.0	76.02	4.7	-0.7	79.60	4.7	7.9	91.71	15.2%	0.1
October	72.78	1.7%	-0.2	75.07	3.1	-3.1	80.83	7.7	12.0	91.26	12.9%	0.9
November	73.65	2.0%	-0.8	76.06	3.3	-2.3	82.78	8.8	17.9	93.94	13.5%	10.9
December	73.18	-0.1%	-4.9	76.23	4.2	0.0	84.21	10.5	21.3	94.14	11.8%	10.1
Average	73.52	3.7		75.91	3.3		78.42	3.3		91.05	16.1	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (10/26/15): Euro Area: 38.9% Canada: 29.6% Japan: 15.1% U.K.: 7.8% Switzerland: 4.2% Australia: 2.9% Sweden: 1.5%

Currency Appreciation (Y-T-D through 12/31/15): Euro Area: -9.6% Canada: -15.3% Japan: -0.1% U.K.: -4.0% Switzerland: -0.1% Australia: -10.2% Sweden: -6.5%

Source: Federal Reserve Board

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

U.S. ECONOMIC ASSUMPTIONS

	2014				2015				2016E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-0.9	4.6	4.3	2.1	0.6	3.9	2.0	2.0	2.5	2.5	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	2.7	9.1	11.5	-13.8	-12.3	-16.0	-15.5	20.7	25.1	28.3	31.2	14.3
Consumer Price Index (Year-over-Year)	1.4	2.1	1.8	1.2	-0.1	0.0	0.1	0.6	1.7	1.1	1.5	2.5
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	6.7	6.2	6.1	5.7	5.6	5.4	5.2	5.0A	4.9	4.9	4.8	4.8
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3A	3.5	3.8	4.0	4.0
13-week Treasury Bills-Disc.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1A	0.4	0.7	1.0	1.3
10-year Treasury Bonds-Yield	2.8	2.6	2.5	2.3	2.0	2.2	2.2	2.2A	2.4	2.6	2.8	2.9

SOURCE: SIT INVESTMENT ASSOCIATES, INC., JANUARY 11, 2016

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future U.S. Fixed Income Returns

From December 31, 2015

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.75%	-0.8%	2.50%	-1.8%	4.00%	-0.8%
Present YTM 1.05%	Most Likely	1.50	-0.4	1.50	0.2	3.00	-0.2
	Optimistic	0.50	1.6	0.50	2.1	2.00	0.4
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-3.7	3.50	-6.2	5.00	-3.0
Present YTM 1.76%	Most Likely	2.00	-0.3	2.50	-1.7	4.00	-1.6
	Optimistic	1.00	4.6	1.00	5.5	3.00	-0.1
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	-11.1	4.00	-11.9	5.50	-6.2
Present YTM 2.27%	Most Likely	2.75	-3.0	3.00	-4.0	4.50	-3.7
	Optimistic	2.25	1.3	2.00	4.7	3.50	-1.1
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	-22.7	4.75	-24.5	6.00	-12.0
Present YTM 3.02%	Most Likely	3.25	-2.9	3.50	-5.8	5.00	-7.6
	Optimistic	2.50	12.4	2.25	19.8	4.00	-2.6

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/15

Exhibit I

■ Sit Investment Associates ■

Domestic Fixed income Market Performance

TOTAL RETURNS TO 12/31/15

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Aggregate	(0.3) %	(0.6) %	0.7 %	0.5 %
Treasury	(0.2)	(0.9)	0.8	0.8
Agency	(0.3)	(0.6)	0.4	1.0
Corporate	(0.8)	(0.6)	0.2	(0.7)
CMBS	(0.9)	(1.2)	0.3	1.0
Asset-Backed	(0.2)	(0.6)	0.2	1.2
Mortgage Pass-Through	(0.0)	(0.1)	1.2	1.5
5-Year Treasury	(0.3)	(1.4)	0.3	1.3

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Municipal	0.7 %	1.5 %	3.2 %	3.3 %
5-year Municipal	0.2	0.7	1.8	2.4
Long (22+ Years)	1.1	2.4	4.6	4.5
Revenue	0.8	1.7	3.4	3.6
Electric	0.7	1.5	3.2	3.5
Hospital	0.8	1.7	3.6	4.1
Housing	0.5	1.4	2.6	3.3
IDR/PCR	0.6	2.1	3.5	3.8
Transportation	0.9	1.8	3.6	3.9
Education	0.8	1.6	3.4	3.5
Water/Sewer	0.8	1.6	3.4	3.7
Resource Recovery	0.5	1.2	2.6	3.6
Leasing	1.0	2.0	3.4	2.8
Special Tax	0.7	1.6	3.3	3.4
General Obligation	0.7	1.4	3.2	3.1
Prerefunded	(0.0)	0.0	0.9	1.0
Insured	0.3	0.7	2.1	2.9
Muni Aaa	0.5	1.1	2.7	2.7
Muni Aa	0.7	1.3	3.0	3.2
Muni A	0.9	2.0	3.7	3.7
Muni Baa	0.8	2.4	3.5	4.3

Source: Factset Research Systems and Sit Investment Associates, Inc., December 31, 2015

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL ECONOMIC ASSUMPTIONS

	GDP GROWTH				INFLATION			
	2014A	2015E	2016E	2014-2018 (5 Yr CAGR)	2014A	2015E	2016E	2014-2018 (5 Yr AVG)
Global Economy	**2.7%**	**2.7%**	**2.7%**	**2.7%**	**2.2%**	**1.8%**	**2.7%**	**2.5%**
United States	2.4	2.5	2.4	2.5	1.6	0.2	1.7	1.9
Euro Area	0.9	1.5	1.8	1.6	0.4	0.0	1.0	0.7
United Kingdom	2.8	2.6	2.4	2.5	1.5	0.1	1.3	1.1
Japan	(0.1)	0.7	1.0	0.7	1.1*	0.8	1.0	1.0
Asia Ex Japan	6.1	5.9	5.8	5.9	3.0	2.0	2.5	2.5
Latin America	0.8	(0.9)	(0.2)	(0.1)	8.5	12.5	15.0	13.2

* Exlcuding the impact of consumption tax increase effective April 1, 2014

10-YEAR BOND YIELDS

	2013 12/31A	2014 12/31A	2015 12/31A	2016 12/31E
United States	3.0%	2.2%	2.3%	3.0%
Euro (Germany)	1.9	0.5	0.6	0.5
Japan	0.7	0.3	0.3	0.5
United Kingdom	3.0	1.8	2.0	2.0

EXCHANGE RATES

	2013 12/31A	2014 12/31A	2015 12/31A	2016 12/31E
Euro ($/)	1.37	1.21	1.09	1.02
Japan (¥/$)	105	120	120	125
UK ($/£)	1.66	1.56	1.47	1.50

SOURCE: BLOOMBERG, THE WORLD BANK AND SIT INVESTMENT ASSOCIATES, INC., JANUARY 8, 2016

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

EUROPEAN PURCHASING MANAGERS' INDICES REMAIN IN EXPANSIONARY TERRITORY



EURO AREA MANUFACTURING PMI
56
54
52
50
48
46
44
Expansion > 50
Contraction < 50
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Source: Markit



UK MANUFACTURING PMI
60
58
56
54
52
50
48
46
44
42
40
Expansion > 50
Contraction < 50
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Source: Markit/CIPS

SOURCE: MARKIT/CIPS AND SIT INVESTMENT ASSOCIATES, INC., DECEMBER 2015

Exhibit L

■ Sit Investment Associates ■

Japan Continues to Struggle



JAPAN:
LEADING ECONOMIC INDICATOR (LS)
INDUSTRIAL PRODUCTION (RS)
Ann % Chg
101.5
101.0
100.5
100.0
99.5
20
10
0
-10
CORE MACHINERY ORDERS*
Ann % Chg
20
10
0
REAL WAGES*
Ann % Chg
4
2
0
-2
EXPORT VOLUMES**
Ann % Chg
40
20
0
2010
2011
2012
2013
2014
2015

* SHOWN AS A 3-MONTH MOVING AVERAGE.
** SOURCE: IMF.

Source: BCA Research, December 18, 2015

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

SPOT OIL PRICE



NYMEX WTI Crude - Weekly Close ($ / barrel)
$150
$125
$100
$75
$50
$25
08-Jan-16 = $33.16
Lowest weekly close
since February 2004
1/3/03
7/3/03
1/2/04
7/2/04
12/31/04
7/1/05
12/30/05
6/30/06
12/29/06
6/29/07
12/28/07
6/27/08
12/26/08
6/26/09
12/24/09
7/2/10
12/31/10
7/1/11
12/30/11
6/29/12
12/28/12
6/28/13
12/27/13
6/27/14
12/26/14
6/26/15
12/24/15

SOURCE: BLOOMBERG, JANUARY 8, 2016

Exhibit N

■ Sit Investment Associates ■

Global Oil Demand and Supply Balance


Demand/Supply Balance until 4Q16*
mb/d
mb/d
98
96
94
92
90
88
86
84
3.5
2.5
1.5
0.5
-0.5
-1.5
-2.5
1Q09
3Q10
1Q12
3Q13
1Q15
3Q16
Impl. stock ch.&misc (RHS)
Demand
Supply*
*OPEC output assumed steady at 31.7mb/d through March 2016. A gradual ramp-up of Iranian production is expected during 2Q16 to 600/kb/d in June.

Source: International Energy Agency, December 2015

Exhibit O

■ Sit Investment Associates ■

Saudi Arabia Is Continuing Its Policy to Recapture Market Share



Selling at a Discount
Difference between per-barrel prices for Saudi Arabian light crude and Western Europe's Brent futures benchmark*
$0 a barrel
–1
–2
–3
–4
–5
2015
'16
*Volume-weighted average of the day's trade prices for Brent crude futures for the month that is the closest to expiring
Source: Saudi Aramco

Source: The Wall Street Journal, January 5, 2016

G:\Support\Exhibits\E-12/15

Exhibit P

■ Sit Investment Associates ■

<u>Saudi Arabia's Financial Reserves Can Sustain Several Years of Low Oil Prices</u>

Saudi Arabia Financial Reserves (million $)


760,000
740,000
720,000
700,000
680,000
660,000
640,000
620,000
600,000
Jan-14
Mar-14
May-14
Jul-14
Sep-14
Nov-14
Jan-15
Mar-15
May-15
Jul-15
Sep-15

Source: Bloomberg and Scotia Howard Weil, December 4, 2015

Exhibit Q

■ Sit Investment Associates ■

There is An Inverse Relationship Between the U.S. Dollar and the Price of Oil



WTI (NYMEX, $/bbl) vs. US $ Index (DXY-IFUS)
01/08/2001 to 01/08/2016 (Daily)
U.S. Dollar
High: 147.27
Low: 17.12
Last: 32.88
98.62 0.24 0.24% 11:29:36 AM VWAP:
High: 120.28 Low: 71.80 Chg: -10.81%
ICE US Dollar - Price
WTI Crude Oil ($/bbl) - Price
98.38
33.16
100 90 80 70 60 50 40 30 20 10
130 120 110 100 90 80 70 60
'01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15

Source: Factset Research Systems, January 2016

G:\Support\Exhibits\E-12/15

Exhibit R

■ Sit Investment Associates ■

<u>Demand for Oil is Increasing</u>


Global Oil Demand Change - million barrels per day
1.4
1.0
1.5
-0.6
-1.1
3.2
0.9
1.1
1.2
0.8
1.8
1.2
05
06
07
08
09
10
11
12
13
14
15 est
16 est


US Oil Demand Change - million barrels per day
0.1
-0.1
-0.0
-1.2
-0.7
0.4
-0.3
-0.4
0.5
0.1
0.4
05
06
07
08
09
10
11
12
13
14
15 est

Source: Macquarie Research, International Energy Agency, Energy Information Administration and Sit Investment Associates, Inc., January 2016

G:\Support\Exhibits\E-12/15

EXHIBIT S

■ SIT INVESTMENT ASSOCIATES ■

GULF COAST REFINING MARGINS ARE AT RECORD HIGHS



Gulf Coast Benchmark Refining Margin - $ / barrel
$11.86
$12.76
$9.31
$4.79
$5.62
$7.11
$11.58
$11.48
$12.19
$14.03
06
07
08
09
10
11
12
13
14
15

SOURCE: BLOOMBERG AND SIT INVESTMENT ASSOCIATES, INC., JANUARY 2016

G:\Support\Exhibits\E-12/15

Exhibit T

■ Sit Investment Associates ■

<u>Strong Demand Should Continue to Support High Refining Margins</u>


Global Refining: Growth in Demand Exceeds Capacity in 2016-2017
Incremental Supply
Incremental Demand
Global Refining Margin
Incremental S&D Growth (MBPD)
Global Refining Margin ($/bbl)
2,400
2,100
1,800
1,500
1,200
900
600
300
0
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
Communism Dissolved
Capacity Growth Excessive
Global GDP Growth
Peak Margins
Demand Weak
Asian Boom
Asian Crisis
Surplus Created
US Recession
Surplus Created
Terreson's "Golden Age of Refining"
Terreson's "Easy Money Made"
Cyclical Moderation
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016E

Source: Bloomberg and Evercore ISI, January 2016

EXHIBIT U

■ SIT INVESTMENT ASSOCIATES ■

INFLATION AND S & P MULTIPLES

DATA THROUGH DECEMBER 31, 2015



P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12
14
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 16.3x is based on 2016 est. operating EPS of $125.52.

SOURCE: STANDARD & POOR'S, BUREAU OF LABOR STATISTICS, SANFORD BERNSTEIN, AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-12/15

Exhibit V

■ Sit Investment Associates ■

Domestic Equity Characteristics

December 31, 2015

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Sit Small Cap Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]							
2014 Projected Gain	+24.1%	+25.7%	+22.1%	+17.5%	+16.3%	+17.4%	+12.4%
2015 Projected Gain	+12.2%	+18.2%	+22.9%	+8.4%	+13.7%	+12.9%	+7.4%
5-Year Projected Growth	+12.1%	+15.1%	+15.5%	+9.0%	+9.2%	+14.3%	+10.7%
Dividend Yield							
Total Fund	+1.7%	+1.0%	+0.8%	+2.8%	+2.9%	+1.6%	+2.2%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+13.8%	+16.0%	+16.3%	+11.7%	+11.7%	+15.9%	+12.9%
Wtd Avg Price/Earnings Ratio [2]							
FY1 Calendar P/E	19.5x	22.6x	24.7x	17.6x	21.8x	22.9x	20.0x
FY2 Calendar P/E	18.9x	20.6x	20.9x	17.1x	18.5x	23.5x	20.0x
Median Price/Earnings Ratio [2]							
FY1 Calendar P/E	18.1x	18.4x	18.9x	16.1x	16.9x	19.2x	17.8x
FY2 Calendar P/E	16.5x	16.2x	17.2x	14.8x	15.2x	17.4x	16.4x
Average P/E-to-5-Year Earnings Growth Ratio							
FY1 Calendar PEG	1.7x	1.8x	2.0x	2.2x	2.6x	2.1x	2.2x
FY2 Calendar PEG	1.5x	1.6x	1.7x	2.0x	2.3x	1.8x	1.9x
Wtd Avg Mkt Cap ($ Million)	$120,152	$19,878	$7,606	$106,386	$3,519	$137,704	$139,517

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/15